SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ASGI Agility Income Fund
(Name of Issuer)

Class I Shares of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number)

Andrew Siegel c/o Perella Weinberg Partners Capital Management LP 767 Fifth Avenue New York, NY 10153 (212) 287-3305
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON PWP (AGILITY) HOLDINGS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 12,656.172
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 12,656.172
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,656.172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. N/A	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON PERELLA WEINBERG PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 12,656.172
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 12,656.172
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,656.172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D filed on May 26, 2011 (the "Original Schedule 13D", and the Original Schedule 13D as amended by the Schedule 13D filed on February 14, 2012, the Schedule 13D filed on February 22, 2013 and hereby, the "Schedule 13D") with respect to the Class I Shares of Beneficial Interest (the "Shares"), of ASGI Agility Income Fund, a Delaware statutory trust (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 3 and 5 as set forth below. This is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Shares reported in this Schedule 13D were acquired on behalf of Holdings. The aggregate purchase price for the 12,656.172 Shares was approximately $12,722,712. The GP does not directly own any Shares. The source of funds for the purchase of the Shares reported in this Schedule 13D was the working capital of Holdings.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	As of March 31, 2014 (which is the date the Reporting Persons ceased to beneficially own more than 5% of the Shares) and as of the date hereof, the Reporting Persons may be deemed to beneficially own 12,656.172 Shares, representing approximately 4.1% of the aggregate number of Shares outstanding. The forgoing percentage and the percentages set forth on the cover pages of this Amendment No. 3 are calculated based upon an aggregate of 307,149.496 Shares outstanding as of March 31, 2014, as set forth in the Company's Form N-CSR filed on June 6, 2014.

As of the October 25, 2013 (which is the date of event which required the filing of this statement) the Reporting Persons may have been deemed to beneficially own 13,739.449 Shares, representing approximately 5.1% of the aggregate number of Shares outstanding. The forgoing percentage is calculated based upon an aggregate of 268,510.104 Shares outstanding as of September 30, 2013, as set forth in the Company's Form N-CSR filed on December 4, 2013.

(b)	The Reporting Persons have sole voting and dispositive power with respect to the Shares.

(c)	Information concerning transactions in the Shares effected by the Reporting Persons during the sixty days prior to October 25, 2013, the sixty days prior to March 31, 2014 and the sixty days prior to the date hereof is set forth in Schedule I hereto and is incorporated herein by reference.

(d)	The limited partners of Holdings have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests.

(e)	March 31, 2014

CUSIP No. N/A	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 22, 2014

PWP (AGILITY) HOLDINGS LP

/s/ Andrew Siegel
Name: Andrew Siegel
Title: Authorized Person

PERELLA WEINBERG PARTNERS LLC

/s/ Andrew Siegel
Name: Andrew Siegel
Title: Authorized Person

CUSIP No. N/A	SCHEDULE 13D/A	Page 6 of 6 Pages

Schedule I

Transactions in the Shares

Unless otherwise indicated, each of the transactions described below was effected for cash.

Trade Date	Shared Purchased (Sold)	NAV ($)
10/25/2013*	171.483	1,045.8970
3/31/2014	(1,124.621)	1,074.3080

* Pursuant to a dividend reinvestment under the Company's Dividend Reinvestment Plan.